D. Kerry Crenshaw T 313.965.8266 F 313.309.6966 Email: kcrenshaw@clarkhill.com	Clark Hill PLC 500 Woodward Avenue Suite 3500 Detroit, MI 48226 T 313.965.8300 F 313.965.8252 clarkhill.com

September 10, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski, Esq.
Loan Lauren P. Nguyen, Esq.
Kristin Shifflett
Margery Reich

Re:	Universal Truckload Services, Inc.
Information Statement on Schedule 14C
File No. 000-51142, Film No. 12995183

Ladies and Gentlemen:

On behalf of Universal Truckload Services, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 7, 2012 (the “Comment Letter”) relating to Amendment No. 1 filed August 30, 2012 (“Amendment No. 1”) to the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-51142) filed with the Commission on July 31, 2012 (the “Preliminary Information Statement”).

Through EDGAR, the Company is concurrently filing Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 2”), which contains updated information concerning the Company’s new credit agreement, adjustments to the financial and pro forma financial information to reflect the $2 million payment on the LINC Logistics Company note to its shareholders, paid August 31, 2012, the inclusion of the Company’s 10-K as Annex D and its 10-Q for the second quarter as Annex E, as well as information responding to the Staff’s comments included in the Comment Letter. Copies of Amendment No. 2, marked to show the changes from Amendment No. 1, are attached to the email version of this letter.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Securities and Exchange Commission

September 10, 2012

Financing of the Merger, page 2

1. We note your response to our prior comment 9 and that on August 30, 2012 you entered into a revolving credit and term loan agreement. Please revise to disclose the material terms of such facility.

The Company has revised Amendment No. 2 in accordance with the Staff’s comment. Please see pages 2, 3, 52, 77, 78, 146 and 147.

The Merger, page 37

Background of the Merger, page 48

2. We note your revised disclosure in response to our prior comment 19 that the Special Committee “decided that a fixed exchange ratio of 0.724 shares of Universal’s common stock for each share of LINC common stock was an appropriate proposed exchange ratio regarding the consideration to be paid by Universal to acquire LINC,” and we reissue. Please revise to clarify whether Evercore proposed the exchange ratio of $0.724 to the Special Committee.

The Company has revised Amendment No. 2 in accordance with the Staff’s comment. Please see page 43.

Reasons for the Merger; Recommendation of the Special Committee; Approval of the Board, page 49

3. We note your response to our prior comment 20 that you believe that the merger “will provide opportunities in attractive markets currently underserviced by Universal, such as the oil and gas industry and markets that require employee truck drivers.” With a view towards revised disclosure, please tell us LINC’s involvement with the oil and gas industry or explain why you believe the merger will provide such opportunities.

The Company has revised Amendment No. 2 in accordance with the Staff’s comment. Please see page 49.

Strategic Alternatives, page 51

4. We note your response to our prior comment 27 and reissue. Please revise the third paragraph on page 55 to affirmatively state whether Evercore was authorized to pursue any strategic alternatives.

The Company has revised Amendment No. 2 in accordance with the Staff’s comment. Please see pages 51 and 55.

Authority of the Special Committee, page 51

5. We note your response to our prior comment 25 and reissue. Please revise to remove all references to “arms’ length” bargaining, as such references are inappropriate in a related party context.

Securities and Exchange Commission

September 10, 2012

The Company has revised Amendment No. 2 in accordance with the Staff’s comment. Please see page 51.

Financial Forecasts, page 65

6. Please revise to describe any material assumptions or limitations on management’s projections disclosed on pages 65-67.

The Company has revised Amendment No. 2 in accordance with the Staff’s comment. Please see page 67.

Financing of the Merger, page 75

7. We note your revised disclosure in the second paragraph on page 75 that “[t]he use of proceeds would be offset by the $5.0 million repayment of the notes receivable from affiliates resulting in an increase in pro forma cash of $1.6 million.” This statement seems inconsistent with your revised disclosure on page 3 that the $5.0 million promissory note owned to LINC “will result in a net increase of pro forma cash for Universal of $3.5 million.” Please revise or advise.

The Company has revised Amendment No. 2 in accordance with the Staff’s comment. Please see page 78.

Form 10-K for the Fiscal Year Ended December 31, 2011

8. We note your response to our prior verbal comment, which you have labeled as comment 53 in your response letter, and reissue. Please confirm that in future filings you will include all material agreements “to be performed in whole or in part at or after the filing of the …report or was entered into not more than two years before such filing” pursuant to Item 601(b)(10) of Regulation S-K with your Form 10-K. As applicable, we note that you may incorporate by reference to your prior filings. Refer to Item 15 of Form 10-K.

The Company confirms that in future filings of its Form 10-K, the Company will include as exhibits to such filings all material agreements to be performed in whole or in part at or after such filings or that were entered into not more than two years before such filings pursuant to Item 601(b)(10) of Regulation S-K. The Company notes that it may incorporate by reference to its prior filings in conformity with Item 15 of Form 10-K.

*******

The Company confirms the acknowledgment, in connection with the filing of Amendment No. 2 (the “Filing”) and its responses to the Staff’s comments included in the Comment Letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

Securities and Exchange Commission

September 10, 2012

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Kerry Crenshaw ((313) 965-8266) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

CLARK HILL PLC

D. Kerry Crenshaw

Cc:	Donald B. Cochran
Robert E. Sigler
David A. Crittenden
William B. Brentani, Esq.
C. Douglas Buford, Jr., Esq.
Mark D. Gerstein, Esq.

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